Mail Stop 4561

December 18, 2007

Wayne R. Hannah III
Green Realty Trust, Inc.
120 N. LaSalle St., 35th Floor
Chicago, IL 60602

> **Re: Green Realty Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed November 19, 2007**
> **File No. 333-147514**

Dear Mr. Hannah:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

For purposes of this comment letter, we refer to the pagination in a courtesy copy of your Form S-1 filed on November 19, 2007 that was provided to us by counsel.

General

1.   Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to

review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share repurchase plan and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, *T REIT Inc.* (Letter dated June 4, 2001), *Wells Real Estate Investment Trust II, Inc.* (Letter dated December 3, 2003) and *Hines Real Estate Investment Trust, Inc.* (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

4.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

5.   We note your use of third-party studies and reports throughout the registration statement, most notably in the section entitled "Green Building Overview" beginning on page 34. Please provide us with highlighted copies of any study or report that you cite or on which you rely. Confirm that the industry reports or studies that you rely on were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the author's consent as an exhibit to the registration statement.

6.   Please provide a discussion of related party transactions as required by Item 23 of Form S-11. We note related disclosure on page F-7.

Green Buildings, page 1

7.   We note the disclosure on page 3, which indicates that members of the Green Advisory Council may advise tenants on how to build-out their leased space in environmentally friendly ways. Please revise your summary of green buildings to disclose whether your lease agreements will require tenants to build-out their leased space in this manner and, if not, how you will ensure that your buildings are "green." Provide similar clarification under "Terms of Leases" on page 52.

Summary Risk Factors, page 2

8.   In the sixth bulleted risk factor, please briefly describe the conflicts of interest that may result from compensation arrangements and competition for investments and for tenants.

9.   Please add a bulleted risk factor to disclose the risk you discuss on page 16 regarding your concentrated portfolio, as a result of only investing in "green" properties.

Our Operating Partnership, page 4

10.   You state that your sponsor intends to award equity interests in Insight Management, LLC to certain management personnel in the future. Please expand your disclosure to explain the purpose behind such awards, as well as the circumstances under which they may be awarded. Also, include these awards in the compensation table on pages 5-7 or tell us why you believe it is more appropriate to omit these fees from the table.

Our Affiliates, page 4

11.   Please tell us when you expect IRE Investments, Inc. to receive its broker-dealer licenses.

Compensation to Our Advisor and Affiliates, page 5

12.   You state that you cannot determine Acquisition Fees at this time. Please assume your target leverage ratio and use the amount available for investment, assuming the minimum and the maximum subscription, to determine the estimated amount of this fee. Please make a similar revision to the table on page 69.

13.   Please disclose whether the "special units" are entitled to regular dividend payments.

14.	In your disclosure about the Special Units, please disclose, by footnote or otherwise, that Insight Management, LLC is a subsidiary of your sponsor. In addition, please revise to clarify why you are providing compensation to a limited partner of your operating partnership.

Conflicts of Interest, page 7

15.	Please add disclosure relating to the potential conflicts faced by the Green Advisory Board, since they will be approving all property acquisitions and developments up to $40 million (page 47) and their businesses may be hired to improvements on such properties (page 49). Please make similar revisions to your "Conflicts of Interest" section on page 76.

16.	If possible, quantify the amount of time your advisor's directors, officers, and key personnel will devote to your business.

17.	Refer to the second bullet. Please state specifically which fees will be paid regardless of performance, as well as the recipients who will receive those fees. Please make similar disclosure on page 78 in your discussion of "Fees and Other Compensation to Our Advisor and its Affiliates."

18.	Refer to the third bullet. Please identify the other programs run by your sponsor and whether they compete directly with you.

Risk Factors

Payments to the holder of the special units…, page 14.

19.	Please revise your disclosure to explain how payments to the holder of the special units will have the effect of reducing cash available for distributions to stockholders. We note your disclosure on page 7, which states that the holder of the special units will be entitled to receive distributions only after investors have received distributions equal to their capital contributions, plus 8%.

Our UPREIT structure may result in potential conflicts of interest…, page 18

20.	Please explain further how the interests of your limited partners may conflict with your stockholders.

Our advisor and its affiliates, including our officers…, page 19

21.   Refer to the third bullet. You state that your advisor or its affiliates may earn additional acquisition fees as a result of property acquisitions from other Insight Real Estate affiliates. We note from your disclosure on page 70 that you intend to waive such fees in the event that a property is purchased from an affiliate. Please revise or advise.

To qualify as a REIT, we must meet annual distribution requirements…, page 27

22.   Please revise to discuss the risks to investors in greater detail. Describe the impact on cash flows, distributions, and future investments arising from increased debt service on additional borrowings and from the sale of assets. Please state, if true, that you may use proceeds from this offering to fund distributions and describe the resulting impact on your ability to establish an initial portfolio. Also, discuss the risk that distributions paid from any of these sources may be deemed a return of capital and describe the impact on investors.

Green Building Overview, page 34

23.   Please revise your graph on page 43 to use the same scale when depicting the number of U.S. New Construction projects, verses the number of LEED-NC Registered Projects. Currently, the way those amounts are depicted, it appears as though the "green" projects represent a much larger percentage of the total market share than they actually do.

Investment Objectives, Strategy and Policies

Green Advisory Council, page 48

24.   Please expand your disclosure to explain the "active role" that Green Advisory Council will play. Please explain how the role of the Council relates to the role of the Board of Directors and the Advisor in making investment decisions. In addition, please discuss corporate governance procedures relating to the Council, including nomination and termination procedures for each participant, as well as how participants will be compensated.

25.   Refer to the last sentence of the second paragraph. You state that you will generate higher rental income both from providing the services directly, as well as through your affiliation with Council members. Please tell us your basis for this statement. Also, explain how fees will be structured in the event that the Council members provide the services.

Management, page 57

Management, page 58

26.   Please clarify whether the "investment committee" you refer to here is the same as the Green Advisory Council. We note that your investment committee will be composed of three directors, two of whom will be independent. However, in your description of the composition of the Green Advisory Council on page 49, there are four members, none of whom appear to be Board members.

Management Compensation, page 66

27.   In the first sentence, you state that your officers will not receive compensation directly from you. However, your disclosure on page 60 states that you intend to adopt a long-term incentive plan for your employees. Please tell us whether you plan to make awards to your officers under this plan. If so, please explain why you do not consider such awards to be compensation.

Compensation Table, page 69

28.   In your description of Asset Management Fees on page 70, please add disclosure relating to the reimbursement amounts that you discuss on page 65. In addition, we note your disclosure on page 19, which states that *as a component of* the asset management fee, your advisor "is *also* entitled to a monthly net operating income-based fee and a fee equal to a percentage of the sales price of a property." Please clarify whether these amounts are included in the $1/12^{th}$ of 1% fee you describe on page 70.

29.   Please add disclosure to describe the "certain cash distributions" that may be paid to Insight Management, LLC as holder of the special units. Please include in your discussion the circumstances under which these may or will be paid, the purpose behind such distributions, as well as the potential distribution amounts.

30.   In your discussion of the Special Unit payments on page 72, please replace the language "*the amount that would have been distributed with respect to the special units as described above*…." (which appears in two places) with actual amounts. In addition, please revise to clarify the circumstances under which a unit holder may be entitled to receive more than one 15% distribution.

Conflicts of Interest, page 76

31.   The first sentences under "Interests in Other Real Estate Programs" and "Allocation of

Our Advisor's Time" seem to conflict with one another. Please revise to disclose whether your advisor is presently involved with any other real estate programs. If so, please identify such programs and clarify whether of these programs is still actively raising capital and acquiring or disposing of assets. Also, to the extent such programs will compete directly with your program, please disclose that in the "Competition" section.

Prior Performance Summary, page 81

32.   On page 83 under "Investments," please disclose, by footnote or otherwise, what types of properties are included in the "Other" category.

33.   Under "Three Year Summary of Acquisitions" on page 83, you list 21 properties acquired from December 31, 2003 through December 31, 2006. Please revise to reconcile this disclosure with the statement at the top of page 83, which indicates 26 properties as of December 31, 2006.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 85

34.   Please discuss the impact on operations and investment opportunities if only the minimum subscription amount is achieved, especially since you do not plan to reserve any proceeds for working capital.

35.   Please discuss your capitalization policies with respect to non-acquisition costs, such as the tenant improvements and costs of helping people to go green or stay green, which you discuss on page 21.

Quantitative and Qualitative Disclosures about Market Risk, page 88

36.   We note your disclosure on page 16 about the current real estate market, which you describe as being "highly competitive and experiencing a substantial influx of capital from investors." Please balance this disclosure with a discussion in this section about the effects of the recent issues in the credit markets.

Plan of Distribution, page 122

37.   Please revise to identify the dealer manager in this section. We note the discussion on page F-8 of your financial statements.

Appendix A: Prior Performance Tables

Table II – Compensation to Sponsor

38.   Please revise to separately disclose the aggregate payments to the sponsor in the most
        recent three years from all other programs the offering of which closed prior to the most
        recent three years and indicate the number of programs involved. Refer to Instruction 1
        to Table II in Industry Guide 5.

Exhibit 8.1 – Form of Tax Opinion

39.   Currently, the opinion states that your organization and proposed method of operation
        will enable you to operate in conformity with the requirements for qualification as a
        REIT. Please provide a revised opinion that clarifies the fiscal year in which you will be
        able to qualify as a REIT.

40.   We note that counsel's opinion is "solely" for your benefit. This limitation on reliance is
        not appropriate because investors must be able to rely on the tax opinion. Please provide
        a revised opinion that omits this limitation on reliance.

*   *   *

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jonathan Wiggins at (202) 551-3694 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director